EXHIBIT 4.7

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change February 20, 2014
Item 3	News Release The news release dated February 20, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

Pretivm announced that it had negotiated a private placement consisting of 568,182 ITC flow-through common shares of Pretivm at a price of $8.80 per share and 1,863,355 CEE flow-through common shares of Pretivm at a price of $8.05 per share for aggregate gross proceeds of approximately $20 million.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced that it had negotiated a private placement consisting of 568,182 ITC flow-through common shares (“ITC Flow-Through Shares”) of Pretivm at a price of $8.80 per share and 1,863,355 CEE flow-through common shares (“CEE Flow-Through Shares”) of Pretivm at a price of $8.05 per share for aggregate gross proceeds of approximately $20 million (the “Offering”). BMO Capital Markets has been appointed as the lead agent and sole bookrunner for the Offering which includes a syndicate of agents (the “Agents”).

The proceeds of the Offering will be used to advance exploration activities in the Brucejack Project’s Valley of the Kings related to mine plan optimization and new exploration targets.

The Agents have been granted an option to purchase up to 745,342 additional CEE Flow-Through Shares of Pretivm at any point up to 14 days following the closing of the Offering for additional gross proceeds to Pretivm of up to approximately $6 million.

The Offering is scheduled to close on or about March 6, 2014 and is conditional upon receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

The gross proceeds of the Offering will be used during the 2014 exploration program to incur eligible Canadian Exploration Expenses ("CEE"), and for the ITC Flow-Through Shares, that will qualify as "flow through mining expenditures", as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures", as defined in the Income Tax Act (British Columbia), (the "Qualifying Expenditures"), which will be renounced to the subscribers with an effective date no later than December 31, 2014. In the event the Company is unable to renounce Qualifying Expenditures effective on or prior to December 31, 2014 to the initial purchasers of Flow-Through Shares in an aggregate amount not less than the gross proceeds raised from the issue of the Flow-Through Shares or such expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Flow-Through Share subscriber for the additional taxes payable by such subscriber as a result of the Company's failure to renounce the Qualifying Expenditures as agreed.

The CEE Flow-Through Shares and ITC Flow-Through Shares (together, the “Flow-Through Shares”) will be offered to accredited investors in all Provinces of Canada pursuant to applicable securities laws. Subscribers under the Offering will not be permitted to trade the Flow-Through Shares for a period of four months plus one day from the closing of the offering. The Flow-Through Shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 21st day of February, 2014.